February 10, 2010
Mr. Patrick Gilmore
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Black Box Corporation
Form 10-K for the Fiscal Year Ended March 31, 2009
Filed May 29, 2009
File No. 000-18706
Management’s Response to Comment Letter Dated January 27, 2010
Dear Mr. Gilmore:
Management (“Management”) of Black Box Corporation (the “Company”) has reviewed the comment letter of the Securities and Exchange Commission (the “Commission”) Staff (the “Staff”) dated January 27, 2010 (the “comment letter”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2009, filed May 29, 2009 (the “Form 10-K”). Please find Management’s responses detailed below.
The Company acknowledges the following as it relates to the comment letter:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for the Fiscal Year Ended March 31, 2009
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”)
The Company, page 15
1. STAFF COMMENT
In future filings, consider including a balanced, executive-level discussion that identifies the most important themes or other significant matters that may impact your financial condition and operating results, including economic or industry-wide factors that are relevant to your company. Such a discussion would also ideally provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. For further guidance see Section III.A of SEC Release No. 33-8350, available on our website at http://www.sec.gov/rules/interp/33-8350.htm.
1000 Park Drive, Lawrence, PA 15055-1018 * (724) 746-5500 * Fax (724) 746-0746

February 10, 2010	Page 2
1. COMPANY RESPONSE
We acknowledge the guidance in Section III.A of SEC Release No. 33-8350 in relation to our current discussion of “The Company” included in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Form 10-K. In future filings, we will consider enhancements to provide an executive-level discussion that identifies the most important themes or other significant matters on which Management is focused, primarily in evaluating our financial condition and operating results. This executive-level discussion may (i) include relevant economic or industry-wide factors; (ii) serve to inform the reader about how we earn revenues and associated income and generate cash; (iii) discuss our lines of business, location or locations of operations and principal products and services; and (iv) provide insight into material opportunities, challenges, uncertainties and risks, such as those presented by known material trends on which Management is focused in the short and long term.
Critical Accounting Policies
Goodwill, page 27
2. STAFF COMMENT
We note that the company’s market capitalization was below tangible book value at both March 31, 2008 and 2009 and through the six month period ended September 30, 2009; however, the results of your goodwill impairment analyses indicate that there was no goodwill impairment during any of the periods presented. To provide information for investors to assess the probability of a future material impairment charge, for each reporting unit that is at risk of failing step one of your goodwill impairment analysis, such as if the reporting unit’s fair value is not substantially in excess of carrying value, please tell us the following:
•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;
•	Description of how the key assumptions were determined and how the key assumptions have changed during the periods presented;

•	Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
In your response please tell us how you will consider disclosing the information provided in response to this comment in your future filings. Refer to Item 303(a)(3)(iii) of Regulation S-K, which requires a description of a known uncertainty. Additional guidance is available in Section V of SEC Interpretive Release No. 33-8350.
2. COMPANY RESPONSE
As of March 31, 2008 and 2009, we did not believe that any of our reporting units were at risk of failing step one of our goodwill impairment assessment and, therefore, we have not provided the information requested above. The discussion below under the caption Fiscal 2008 and Fiscal 2009 provides analysis that we believe supports our conclusion that none of our reporting units were at risk of failing step one of our goodwill impairment assessment as of March 31, 2008 and 2009. The discussion below under the caption Fiscal 2010 provides information regarding our most recent annual goodwill impairment assessment performed during the third quarter of our fiscal year ending March 31, 2010 (“Fiscal 2010”), including an enhanced disclosure in our MD&A within our most recent Quarterly Report on Form 10-Q for the period ended December 26, 2009 which was filed on February 4, 2010. All dollar amounts in the following discussion are presented in thousands.
1000 Park Drive, Lawrence, PA 15055-1018 * (724) 746-5500 * Fax (724) 746-0746

February 10, 2010	Page 3
We conduct our annual goodwill impairment assessment during the third quarter of each fiscal year, using financial data as of the end of the second quarter of our fiscal year which ends in late September or early October. We would test for impairment between annual goodwill impairment assessments if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Examples of such events or circumstances include, but are not limited to, the following: (i) a significant adverse change in business climate, (ii) an adverse action or assessment by a regulator, (iii) unanticipated competition or (iv) a decline in market capitalization below net book value.
Fiscal 2008 and Fiscal 2009
The following table summarizes our stock market capitalization (computed using the number of common shares outstanding multiplied by our closing stock price on the last business day of the fiscal quarter), our consolidated net book value which includes the carrying value of goodwill, the surplus (deficit) of stock market capitalization to net book value, the percentage of stock market capitalization surplus (deficit) to net book value, the surplus of estimated fair value to net book value, where applicable and the percentage of estimated fair value surplus to net book value, where applicable:

In thousands	Sept 2007	March 2008	Sept 2008	March 2009

Stock market capitalization	$756,123	$540,378	$635,407	$413,961
Net book value	623,639	640,274	653,388	647,299

Surplus (deficit)	$132,484	$(99,896)	$(17,981)	$(233,338)

Percentage of surplus (deficit) to net book value	21%	(16%)	(3%)	(36%)

Surplus (see below)	$310,612	N/A	$381,125	N/A
Percentage of surplus to net book value	50%	N/A	58%	N/A

The following table summarizes the estimated fair value of the reporting unit, the net book value of the reporting unit (which includes reporting unit goodwill), surplus of the estimated fair value of the reporting unit over the net book value of the reporting unit and the percentage of surplus over net book value as of our annual goodwill impairment assessments conducted in September 2007 and 2008:

	North		All
In thousands	America	Europe	Other	Total

September 2007
Estimated fair value of the reporting unit	$764,631	$120,536	$49,084	$934,251
Net book value of the reporting unit	511,265	101,495	10,879	623,639

Surplus	$253,366	$19,041	$38,205	$310,612
Percentage of surplus to book value	50%	19%	351%	50%

September 2008
Estimated fair value of the reporting unit	$870,529	$126,639	$37,345	$1,034,513
Net book value of the reporting unit	539,944	102,372	11,072	653,388

Surplus	$330,585	$24,267	$26,273	$381,125
Percentage of surplus to book value	61%	24%	237%	58%

At the time of our annual goodwill impairment assessments, our stock market capitalization was either in excess of ($132,484 or 21% in September 2007) or relatively comparable (($17,981) or (3%) in September 2008) to consolidated net book value. In addition, the estimated fair value of our reporting units, which is derived from a discounted future cash flow model, was substantially in excess of net book value. In each of the annual goodwill impairment assessments conducted in September 2007 and 2008, we concluded that goodwill was not impaired in any of our reporting units.
Subsequent to the annual goodwill impairment assessments, our stock market capitalization decreased and was below consolidated net book value by $99,896 or 16% and $233,338 or 36% at the end of our fiscal years ending in March 2008 and 2009, respectively. Each of these significant decreases in stock market capitalization triggered interim goodwill impairment assessment procedures to ascertain whether that event would more likely than not reduce the fair value of our reporting unit below its carrying amount. Our interim goodwill impairment procedures conducted in March 2008 and 2009 indicated that the significant decreases in our stock market capitalization did not reduce the fair value of our reporting unit below its carrying amount.
1000 Park Drive, Lawrence, PA 15055-1018 * (724) 746-5500 * Fax (724) 746-0746

February 10, 2010	Page 4
As a result of the annual goodwill impairment assessment in September 2007 and 2008 and the interim goodwill impairment assessment procedures as of March 2008 and 2009, we did not believe that any of our reporting units were at risk of failing step one of our goodwill impairment assessment.
Fiscal 2010
We recently concluded our annual goodwill impairment assessment performed during the third quarter of Fiscal 2010, using data as of the end of our second fiscal quarter September 26, 2009. The results of this annual goodwill impairment assessment indicate that goodwill is not impaired in any of our reporting units. The following table summarizes the estimated fair value of the reporting unit, the net book value of the reporting unit, the surplus of the estimated fair value of the reporting unit over the net book value of the reporting unit and the percentage of surplus over net book value as of September 26, 2009:

	North
	America	Europe	All Other

Estimated fair value of the reporting unit	$588,992	$129,949	$33,606
Net book value of the reporting unit	541,949	121,920	14,866

Surplus	$47,043	$8,029	$18,740
Percentage of surplus over book value	9%	7%	126%

In reviewing the results of the annual goodwill impairment assessment performed as of the end of the fiscal quarter ended September 26, 2009, we noted a significant decrease from September 2008 in the percentage of surplus over book value in each of our reporting units, and that our stock market capitalization continues to be below net book value (by approximately $232,131 or 34% as of September 26, 2009). Taking these factors into consideration from the most recent annual goodwill impairment assessment, we recognize that, unlike our prior years in which our goodwill impairment assessments evidenced significant surpluses in the estimated fair value as compared to net book value, our North America and Europe segments are at risk of failing step one of our annual goodwill impairment assessment. As a result, we have included the following enhanced disclosure in our MD&A within our most recent Quarterly Report on Form 10-Q for the period ended December 26, 2009 which was filed on February 4, 2010:
Valuation of Goodwill
The Company conducts its annual goodwill impairment assessment during the third quarter of its fiscal year (September 26, 2009 for Fiscal 2010). The following table reconciles the carrying value of goodwill, as of September 26, 2009, for the Company’s reportable segments as reported in its consolidated financial statements, to the carrying value of goodwill by reporting unit which is used for the annual goodwill impairment assessment:

	North		All
	America	Europe	Other	Total

Goodwill (as reported in financial statements)	$572,277	$72,233	$2,093	$646,603
Adjustment	(30,370)	27,333	3,037	—

Goodwill (for annual impairment assessment) [1]	$541,907	$99,566	$5,130	$646,603

1 Goodwill (for annual impairment assessment) represents the amount of goodwill that is “at risk” by reporting unit for Company’s goodwill impairment analysis.
Goodwill is tested using a two-step process. The first step of the goodwill impairment assessment, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill (“net book value”). If the fair value of a reporting unit exceeds its net book value, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary. If net book value of a reporting unit exceeds its fair value, the second step of the goodwill impairment test will be performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment assessment, used to measure the amount of impairment loss, if any, compares the implied fair value of reporting unit goodwill, which is determined in the same manner as the amount of goodwill recognized in a business combination, with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess.
1000 Park Drive, Lawrence, PA 15055-1018 * (724) 746-5500 * Fax (724) 746-0746

February 10, 2010	Page 5
In the first step of the goodwill impairment assessment, the Company uses an income approach to derive a present value of the reporting unit’s projected future annual cash flows and the present residual value of the reporting unit. The Company uses the income approach because it believes that the discounted future cash flows provide greater detail and opportunity to reflect facts, circumstances and economic conditions for each reporting unit. In addition, the Company believes that this valuation approach is a proven valuation technique and methodology for its industry and is widely accepted by investors. The Company uses a variety of underlying assumptions to estimate these future cash flows, which vary for each of the reporting units and include (i) future revenue growth rates, (ii) future operating profitability, (iii) the weighted-average cost of capital and (iv) a terminal growth rate. If the Company’s estimates and assumptions used in the discounted future cash flows should change at some future date, the Company could incur an impairment charge which could have a material adverse effect on the results of operations for the period in which the impairment occurs.
In addition to estimating fair value of the Company’s reporting units using the income approach, the Company also estimates fair value using a market-based approach which relies on values based on market multiples derived from comparable public companies. The Company uses the estimated fair value of the reporting units under the market approach to validate the estimated fair value of the reporting units under the income approach.
The results of the Company’s annual goodwill impairment assessment conducted during the third quarter of Fiscal 2010 indicate that goodwill is not impaired in any of the Company’s reporting units. The following table summarizes the estimated fair value of the reporting unit, the net book value of the reporting unit and the surplus of the estimated fair value of the reporting unit over the net book value of the reporting unit as of September 26, 2009:

	North		All
	America	Europe	Other	Total

Estimated fair value of the reporting unit	$588,992	$129,949	$33,606	$752,547
Net book value of the reporting unit	541,949	121,920	14,866	678,735

Surplus	$47,043	$8,029	$18,740	$73,812

To illustrate the sensitivity of the discounted future cash flows, an instantaneous 100 basis point increase in the weighted-average cost of capital, which, holding all other assumptions constant, would be material to the estimated fair value of the reporting unit, would produce a decrease in the fair value of the reporting units by $87,345, $11,325 and $2,603 for North America, Europe and All Other, respectively.
Since March 31, 2009, the Company’s stock market capitalization has been lower than its net book value. Each of the Company’s reporting units continues to operate profitably and generate significant cash flow from operations, and the Company expects that each will continue to do so in Fiscal 2011 and beyond. The Company also believes that a reasonable potential buyer would offer a control premium for the business that would adequately cover the difference between the recent stock trading prices and the book value.
Future events that could result in an interim assessment of goodwill impairment and/or an impairment loss include, but are not limited to, (i) significant underperformance relative to historical or projected future operating results, (ii) significant changes in the manner of or use of the assets or the strategy for the Company’s overall business, (iii) significant negative industry or economic trends, (iv) a further decline in market capitalization below book value and (v) a modification to the Company’s reporting segments. Management is currently considering alternative reporting segments for the purpose of making operational decisions and assessing financial performance. This contemplated change in reporting segments would affect the reporting units currently being used in the Company’s annual goodwill impairment analysis. Any such change could result in an impairment charge which could have a material adverse effect on the results of operations for the period in which the impairment occurs.
1000 Park Drive, Lawrence, PA 15055-1018 * (724) 746-5500 * Fax (724) 746-0746

February 10, 2010	Page 6
We acknowledge the description of information noted in the Staff’s comment letter as it relates to providing additional information for investors to allow them to assess the probability of a future material impairment charge for each reporting unit that is at risk of failing step one of our goodwill impairment analysis, and we will consider the disclosure of such information in future filings.
3. STAFF COMMENT
As a related matter, you disclose that while the market capitalization decline was considered in your evaluation of fair value, the market metric is only one indicator of fair value. Please describe for us how you considered market capitalization in your goodwill impairment analysis.
3. COMPANY RESPONSE
We consider market capitalization in each annual goodwill impairment assessment. Market capitalization represents unadjusted quoted prices in active markets that are accessible at a measurement date. As a result of a declining stock price, we perform a reconciliation of the unadjusted market capitalization to our net book value, including the carrying value of goodwill, which is used as a corroborative source of fair value. We believe there was sufficient evidence to conclude that the decline in our market capitalization was aligned with comparative market indices resulting from general market movements as opposed to entity- specific events. Additional evidence to support this conclusion included, but was not limited to, the continued profitability and positive cash flow generated by the Company’s reporting units.
Item 8. Financial Statements and Supplementary Data
Notes to the Consolidated Financial Statements
Note 2: Significant Accounting Policies
Marketing and Advertising Expense, page 39
4. STAFF COMMENT
We note your disclosure that catalogs and other direct marketing pieces are capitalized and amortized over their expected period of future benefit ranging from 1 to 2 years. Please tell us how you applied the guidance of SOP 93-7 including the following regarding these capitalized costs:
•	Describe the nature of the catalogs and other direct marketing materials and the timing of mailing to customers;

•	Whether you consider the direct marketing materials to be direct response advertising. If so, how these meet the criteria in paragraph 33 of SOP 93-7;

•	Explain your basis for capitalizing these costs;

•	Explain how you determined the expected period of future benefits related to the capitalized costs; and

•	Explain how you assess realizability and subsequent measurement of these assets.
4. COMPANY RESPONSE
We will respond to the Staff’s overall comment by reiterating each bullet point noted above along with our accompanying response.
1000 Park Drive, Lawrence, PA 15055-1018 * (724) 746-5500 * Fax (724) 746-0746

February 10, 2010	Page 7
Describe the nature of the catalogs and other direct marketing materials and the timing of mailing to customers
Our catalog, commonly referred to as the “Big Book,” features approximately 9,000 of the 118,000 different network infrastructure products that we offer. The Big Book not only advertises products, but also offers helpful technical information, including mini tutorials and product buyer’s guides. In addition to the Big Book, we also publish certain direct marketing pieces each year that feature certain product lines and offer specific technical information on that featured product line. The Big Book and direct marketing pieces are collectively hereinafter referred to as “Marketing Material.” Our Big Book has received many direct marketing awards, including numerous Catalog of the Year awards and a best in its category award for fourteen years in a row. Due to the vast amount of information contained within this award-winning Marketing Material, we believe that customers retain these publications as reference material throughout several years.
We update, publish and mail a new Big Book every one to two years to our active customer base and new direct marketing pieces every six to twelve months to targeted customers. All Marketing Material contains a unique source code. As customers place orders, the unique source code is recorded, maintained and analyzed. We use this information for strategic marketing purposes.
Whether you consider the direct marketing materials to be direct response advertising. If so, how these meet the criteria in paragraph 33 of SOP 93-7.
Statement of Position 93-7 (“SOP 93-7”), Reporting on Advertising Costs, Paragraph 33 states, “The costs of direct-response advertising should be capitalized if both [of?] the following conditions are met:
a.	The primary purpose of the advertising is to elicit sales to customers who could be shown to have responded specifically to the advertising.

b.	The direct-response advertising results in probable future benefits.”
Paragraph 34 of SOP 93-7 states, “In order to conclude that advertising elicits sales to customers who could be shown to have responded specifically to the advertising, there must be a means of documenting that response, including a record that can identify the name of the customer and advertising that elicited the direct response.”
Paragraph 37 of SOP 93-7 states, “Demonstrating that direct-response advertising will result in future benefits requires persuasive evidence that its effects will be similar to the effects of responses to past direct-response advertising activities of the entity that resulted in future benefits. Such evidence should include verifiable historical patterns of results for the entity. Attributes to consider in determining whether the responses will be similar include (i) the demographics of the audience, (ii) the method of advertising, (iii) the product and (iv) economic conditions.”
As stated above, the unique source codes give us the means and ability to link all customer orders to a specific piece of Marketing Material and, for this reason, we believe that we have satisfied Paragraph 33, Item a and Paragraph 34 of SOP 93-7.
We have been using Marketing Material for many years and believe that the data gathered by tracking customer orders to a unique source code, in and of itself, is pervasive evidence that a future benefit is realized by these publications. Additionally, over the last 34 years, the Company has built a proprietary customer list representing approximately 1.4 million clients. This list includes customer contact, industry, demographics and historical order information. For these reasons, we believe we have satisfied Paragraph 33, Item b and Paragraph 37 of SOP 93-7.
Based on our comments above, we believe the Marketing Material described above qualifies as direct-response advertising as defined within SOP 93-7.
1000 Park Drive, Lawrence, PA 15055-1018 * (724) 746-5500 * Fax (724) 746-0746

February 10, 2010	Page 8
Explain your basis for capitalizing these costs
We capitalize all incremental direct costs incurred to produce the Marketing Material. Incremental direct costs include all third party costs to develop and print the Marketing Material. We do not capitalize costs for internal payroll and payroll-related expenses for employees responsible for the production of these Marketing Material. We believe that tracking such detailed costs is not cost beneficial, thus, we expense all internal payroll and payroll-related expenses as incurred. Additionally, given our consistent commitment to production and distribution of these Marketing Material, the difference between capitalizing and amortizing these costs versus the current method of expensing as incurred has an immaterial impact to all periods.
Explain how you determined the expected period of future benefits related to the capitalized costs; and
Our amortization policy is to have fully-expensed each Marketing Material prior to the distribution of its replacement. For example, we typically update, publish and mail a Big Book every twelve months. Therefore, we would amortize all capitalized incremental direct costs over a twelve month period. This twelve month period would end as the new annual Big Book is mailed, resulting in the beginning of a new amortization period. Our amortization policy is based on data aggregated from the detailed source codes discussed above and our historical experience of over 30 years. We believe that this methodology is in compliance with the SOP 97-3 for the reasons discussed above.
Explain how you assess realizability and subsequent measurement of these assets.
We accumulate and evaluate each publication on a cost-pool-by-cost-pool basis, as outlined in SOP 97-3. Given the revenue and associated profit derived from each piece of Marketing Material, the carrying amounts of such Marketing Material at the end of any given reporting period is far less than the future benefit each piece of Marketing Material will generate for the Company. This is based on the cyclical nature of our Marketing Material production schedule, award winning publications and experience.
1000 Park Drive, Lawrence, PA 15055-1018 * (724) 746-5500 * Fax (724) 746-0746

February 10, 2010	Page 9
If the Staff would like to discuss these responses further, please contact me at (724) 873-6925.

Very truly yours,
/s/ Michael McAndrew
Michael McAndrew
Vice President, Chief Financial Officer Treasurer, Secretary and Principal Accounting Officer

1000 Park Drive, Lawrence, PA 15055-1018 * (724) 746-5500 * Fax (724) 746-0746